082-04721

07021157

Notification on the material facts
"…UED AND (OR) PAID INCOME UNDER THE ISSUER'S SECURITIES"
"…HE TIME OF EXECUTION OF THE ISSUER'S OBLIGATIONS TO THE OWNERS OF SECURITIES"

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*

SUPPL

2. Substance

2.1. Type, category, series and other identification characteristics of securities.
02-series non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody (hereinafter referred to as the Bonds).

2.2. State registration number of the securities issue (additional issue) and the date of the state registration.
4-06-00062-A of 28th November 2003.

2.3. Name of the registering authority that effected state registration of the securities issue (additional issue).
Federal Service for Financial Markets

2.4. Name of the Issuer's governing body that has taken the decision on payment (declaration) of dividends under the Issuer's share or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.
Board of Directors (Minutes N 23 dated 20 January 2006)

2.5. The date of taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) the interest rate (coupon income) yielded on the Issuer's Bonds.
19th January 2006

2.6. The date of making up the Minutes of the meeting (session) of the Issuer's authorized body taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.
20th January 2006

2.7. Total amount of dividends accrued under the Issuer's shares of the specified category (type) and the size of dividend accrued per one share of the specified category (type); total amount of interest rate and (or) other yield to be paid under the Issuer's Bonds of the specified issue (series) and interest rate and (or) other yield to be paid under each Issuer's Bond of the specified issue (series).
Total amount of the sixth coupon income to be paid on the Issuer's Bonds makes RUR 78,540,000 (seventy eight million five hundred and forty thousand rubles); the sixth coupon income to be paid under each Issuer's Bond makes RUR 52.36 (fifty two rubles thirty six kopecks).

PROCESSED
FEB 21 2007
THOMSON
FINANCIAL

2.8. Form of income payment under the Issuer's securities (money, other property).
In money terms in currency of the Russian Federation by cashless settlement

2.9. Due date of income payment (interest, par value) under the Issuer's securities (dividend on shares) and in case income under the Issuer's securities is to be paid by the Issuer during the set period of time – expiry date of such period.
7th February 2007

2.10. Total amount of dividends paid under the Issuer's shares of the specified category (type); total amount of interest rate and (or) other yield paid under the Issuer's Bonds of the specified issue (series).
Total amount of income paid under the first - sixth coupons makes RUR 474,960,000.

2.11. The Issuer's obligation and its amount in money terms.

a) ***The Issuer's obligations on coupon income payment. Total amount of the sixth coupon income to be paid under the Issuer's Bonds makes 10.5% per annum or RUR 78,540,000 (seventy eight million five hundred and forty thousand rubles);***
b) ***Redemption of the nominal value of the bonds for an amount equal to 1,500,000,000 rubles***

2.12. Fact of execution (default) of the Issuer's obligation. ***The Issuer's obligation on the sixth coupon payment and redemption of the nominal value of the bonds to the Bond Holders is executed in full.***

3. Signature		
3.1. Deputy General Director – Director for Economics and Finance	(Signature)	A. A. Dobryakov
3.2. Date " 7 " February 20 07	Official seal	

END